Exhibit 4.4

Condensed interim consolidated

financial statements of HEXO Corp.

(formerly The Hydropothecary Corporation)

For the three months ended October 31, 2018 and 2017

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, in Canadian dollars)

As at	Note	October 31, 2018	July 31, 2018
Assets
Current assets
Cash and cash equivalents		$23,278,012	$39,341,688
Restricted cash	4	5,000,000	—
Short-term investments	5	148,608,728	205,446,830
Trade receivables	15	6,975,573	643,596
Commodity taxes recoverable		4,387,193	4,237,465
Convertible debenture receivable	13	13,648,593	10,000,000
Promissory note receivable	17	20,333,702	—
Prepaid expenses		3,238,193	4,203,693
Inventory	6	16,240,283	10,414,624
Biological assets	7	2,640,808	2,331,959

		$244,351,085	$276,619,855

Property, plant and equipment	8	85,266,400	54,333,051
Intangible assets and other longer term assets	9	4,428,471	4,044,527
Investment in joint ventures	17	49,259,827	—

		$383,305,783	$334,997,433

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$14,632,644	$8,994,789
Warrant liability	10, 11	2,805,221	3,129,769

		$17,437,865	$12,124,558

Shareholders’ equity
Share capital	11	357,402,419	347,232,724
Share-based payment reserve	11	10,675,375	6,139,179
Warrants	11	53,727,767	12,635,339
Deficit		(55,937,643)	(43,134,367)

		$365,867,918	$322,872,875

		$383,305,783	$334,997,433

Commitments and contingencies (Note 20)

Subsequent events (Note 24)

Approved by the Board

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, in Canadian dollars)

For the three months ended	Note	October 31, 2018	October 31, 2017
Gross revenue from sale of goods		$6,630,001	$1,101,502
Excise taxes		(1,014,478)	—

Net revenue from sale of goods		5,615,523	1,101,502
Ancillary revenue	22	47,370	—

Net revenue		5,662,893	1,101,502
Cost of goods sold	6, 11	2,830,764	463,000

Gross margin before fair value adjustments		2,832,129	638,502
Fair value adjustment on sale of inventory	6	717,489	814,499
Fair value adjustment on biological assets	7	(5,122,845)	(2,639,257)

Gross margin		$7,237,485	$2,463,260

Operating Expenses
General and administrative		4,911,627	1,167,929
Marketing and promotion		11,710,941	1,114,584
Stock-based compensation	11, 16	4,689,303	313,539
Amortization of property, plant and equipment	8	573,398	124,112
Amortization of intangible assets	9	149,536	62,810
Research and development		—	61,400

	16	$22,034,805	$2,844,374

Loss from operations		(14,797,320)	(381,114)
Revaluation of financial instruments loss	10	(2,336,730)	(1,282,436)
Share of loss from investment in joint venture	17	(161,104)	—
Unrealized gain on convertible debenture receivable	13	3,433,798	—
Foreign exchange gain/(loss)		(14)	84,992
Interest expense	10	(7,934)	(432,908)
Interest income	5, 13, 17	1,066,028	93,264

Net loss and comprehensive loss attributable to shareholders		$(12,803,276)	$(1,918,202)

Net loss per share, basic and diluted		$(0.07)	$(0.03)

Weighted average number of outstanding shares
Basic and diluted	12	194,033,380	76,480,085

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, in Canadian dollars)

For the three months ended October 31, 2018 and 2017	Note	Number common shares	Share capital	Share-based payment reserve	Warrants	Contributed surplus	Deficit	Shareholders’ equity
Balance, August 1, 2018		193,629,116	$347,232,724	$6,139,179	$12,635,339	$—	$(43,134,367)	$322,872,875
Issuance of warrants	11	—	—	—	42,386,162	—	—	42,386,162
Exercise of stock options	11	621,729	626,167	(263,716)	—		—	362,451
Exercise of warrants	10, 11	1,937,885	4,806,904	—	(991,722)	—	—	3,815,182
Exercise of Broker/Finder warrants	11	1,199,861	4,736,624	—	(302,012)	—	—	4,434,612
Stock-based compensation	11	—	—	4,799,912	—	—	—	4,799,912
Net loss		—	—	—	—	—	(12,803,276)	(12,803,276)

Balance at October 31, 2018		197,388,591	$357,402,419	$10,675,375	$53,727,767	$—	$(55,937,643)	$365,867,918

Balance, August 1, 2017		76,192,990	45,159,336	1,561,587	3,728,255	1,774,880	(19,784,568)	32,439,490
Exercise of warrants	10, 11	481,896	625,788	—	(32,594)	—	—	593,194
Stock-based compensation	11	—	—	313,539	—	—	—	313,539
Net loss		—	—	—	—	—	(1,918,202)	(1,918,202)

Balance at October 31, 2017		76,674,886	$45,785,124	$1,875,126	$3,695,661	$1,774,880	$(21,702,770)	$31,428,021

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, in Canadian dollars)

For the three months ended	Note	October 31, 2018	October 31, 2017
Operating activities
Net loss and comprehensive loss		$(12,803,276)	$(1,918,202)
Items not affecting cash
Amortization of property, plant and equipment	8	929,596	124,112
Amortization of intangible assets	9	149,536	62,810
Unrealized revaluation gain on convertible debenture	13	(3,433,798)	—
Unrealized revaluation gain on biological assets	7	(5,122,845)	(2,827,285)
Accrued interest income	13	(214,795)	—
Share of loss on investment	17	161,104	—
Fair value adjustment on inventory sold	6	717,489	—
Stock-based compensation	11,16	4,799,912	313,539
Accretion of convertible debt	10	—	493,981
Revaluation of foreign currency denominated warrants	10	2,336,730	1,282,436
Liability value of foreign currency denominated warrants exercised	10	(2,661,304)	—
Changes in non-cash operating working capital items
Trade receivables		(6,331,977)	55,470
Commodity taxes recoverable		(149,728)	(192,082)
Prepaid expenses		965,500	(62,502)
Inventory	6	(1,729,152)	563,422
Accounts payable and accrued liabilities		(713,736)	428,341
Warrant liability		(324,548)	—
Interest payable	10	—	502,000

Cash and cash equivalents used in operating activities		(23,425,292)	(1,173,960)

Financing activities
Exercise of stock options	11	362,451	—
Exercise of warrants	11	8,249,798	405,778

Cash provided by financing activities		8,612,249	405,778

Investing activities
Disposal of short-term investments	5	56,838,102	(30,639,563)
Issuance of promissory note receivable	17	(20,333,702)	—
Restricted cash	4	(5,000,000)	—
Acquisition of property, plant and equipment	8	(25,341,028)	(5,242,818)
Purchase of intangible assets	9	(379,236)	(58,454)
Investment in joint ventures	17	(7,034,769)	—

Cash used in investing activities		(1,250,633)	(35,940,835)

Decrease in cash and cash equivalents		(16,063,676)	(36,709,017)
Cash and cash equivalents, beginning of year		39,341,688	38,452,823

Cash and cash equivalents, end of year		$23,278,012	$1,743,806

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2018 and 2017

(Unaudited, in Canadian dollars)

1. Description of Business

HEXO Corp. (formerly The Hydropothecary Corporation), formerly BFK Capital Corp. (the “Company”), has one wholly-owned subsidiary, HEXO Operations Inc. (formerly 10074241 Canada Inc. and 167151 Canada Inc.) (“HOI”). HOI has two wholly-owned subsidiaries: Banta Health Group and Coral Health Group (together “HEXO”). HEXO is a producer of cannabis and its site is licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Sainte-Joseph, Gatineau, Quebec, Canada. The Company is a publicly traded corporation, incorporated in Ontario. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “HEXO”.

The Company was incorporated under the name BFK Capital Corp. by articles of incorporation pursuant to the provisions of the Business Corporations Act (Ontario) on October 29, 2013, and after completing its initial public offering of shares on the TSX-V on November 17, 2014, it was classified as a Capital Pool Corporation as defined in policy 2.4 of the TSX-V. The principal business of the Company at that time was to identify and evaluate businesses or assets with a view to completing a qualifying transaction (a “Qualifying Transaction”) under relevant policies of the TSX-V. The Company had one wholly-owned subsidiary, HOI, which was incorporated with the sole purpose of facilitating a future Qualifying Transaction.

On March 15, 2017, the Company completed its Qualifying Transaction which was effective pursuant to an agreement between the Company and the legacy entity, The Hydropothecary Corporation (“Hydropothecary”). As part of the Qualifying Transaction, the Company changed its name to The Hydropothecary Corporation and consolidated its 2,756,655 shares on a 1.5 to 1 basis to 1,837,770. Following this change, Hydropothecary amalgamated with 10100170 Canada Inc., which resulted in the creation of a new entity, 10074241 Canada Inc. (HOI). In connection with that amalgamation, HEXO acquired all of the issued and outstanding shares of the Company and the former shareholders of Hydropothecary received a total of 68,428,824 post-consolidation common shares. Immediately following closing, the Company had a total 70,266,594 common shares outstanding.

Upon closing of the transaction, the shareholders of Hydropothecary owned 97.4% of the common shares of the Company and as a result, the transaction was considered a reverse acquisition of the Company by Hydropothecary. For accounting purposes Hydropothecary was considered the acquirer and the Company was considered the acquiree. Accordingly, the annual consolidated financial statements are in the name of HEXO Corp. (formerly BFK Capital Corp.); however, they are a continuation of the financial statements of Hydropothecary.

Shareholder approval of the Company’s name change to HEXO Corp. formerly The Hydropothecary Corporation occurred August 28, 2018.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the fiscal year ended July 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on December 12, 2018.

Basis of Measurement and Consolidation

The condensed interim consolidated financial statements have been prepared on an historical cost basis except for cash and cash equivalents, restricted cash, short term investments, biological assets, convertible debenture receivable, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries. They include its wholly-owned subsidiary, HOI (formerly 10074241 Canada Inc and 167151 Canada Inc.). They also include Banta Health Group and Coral Health Group, two wholly-owned subsidiaries of HEXO Operations Inc. They also include the accounts of 8980268 Canada Inc., a company for which HOI holds a right to acquire the outstanding shares at any time for a nominal amount. All subsidiaries are located in Canada.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 - inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs are unobservable inputs for the asset or liability.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements requires the use of certain critical accounting estimates, which requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these condensed interim consolidated financial statements have been set out in Note 3 of the audited consolidated financial statements for the year ended July 31, 2018, with the exception of the new areas of significant judgements, estimates and assumptions presented below.

(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 17 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These annual consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

3. Changes to Policies and Accounting Standards and Interpretations

Change in Accounting Policies

Effective August 1, 2018, the Company changed its accounting policy with respect to the capitalization of indirect costs related to biological assets and inventory within the biological transformation and harvesting process. The Company now capitalizes production related depreciation and amortization, overhead and stock-based compensation to the costs of goods sold as inventory is sold. The Company’s voluntary change in accounting policy was applied retrospectively and resulted in an insignificant impact to the comparative period.

The Company’s amended policies are as follows:

(a) BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation, overhead, stock-based compensation of applicable employees, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item ‘costs of goods sold’ on the statement of loss and comprehensive loss in the period that the related product is sold. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

(b) INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, amortization, stock-based compensation of applicable employees and labour involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross margin before depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

New IFRS Effective August 1, 2018

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, FINANCIAL INSTRUMENTS

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Promissory note receivable	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of loss and comprehensive loss. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

Classification and Measurement of Financial Liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

New and Revised IFRS in Issue but Not Yet Effective

IFRS 16, LEASES

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the new or revised IFRS standard in issue but not yet effective on its condensed interim consolidated financial statements.

4. Restricted Cash

As at October 31, 2018, the Company had $5,000,000 of restricted funds placed in escrow to facilitate a purchase agreement with a vendor. The purchase agreement shall be amortized on a pro-rata basis based upon delivery milestones over the five months period ended March 31, 2019.

5. Short-Term Investments

Short-term investments consist of in various guaranteed investment certificates, term deposits, and fixed income securities that mature on dates between January 27, 2019 and June 21, 2019 with annual interest rates ranging from 0.45% to 1.85%.

Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss. The Company intends to hold the high interest savings funds for a period greater than 3 months. Short term investments contain restricted funds of $3,117,000 due to a held letter of credit (see note 20).

			October 31, 2018	July 31, 2018
	Interest rate	Maturity date	Total	Total
Guaranteed investment certificates	0.45%–0.50%	January 27, 2019 to June 21, 2019	$1,314	$712,284
Term deposits	1.2%–1.75%	To desired term	3,163,886	49,483,945
High interest savings accounts	1.4%–1.85%	April 26, 2019 to desired term	145,443,528	155,250,602

			$148,608,728	$205,446,830

6. Inventory

	October 31, 2018
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$5,195,138	$7,493,389	$12,688,527
Oils	1,871,507	703,282	2,574,789
Packaging and supplies	976,967	—	976,967

	$8,043,612	$8,196,671	$16,240,283

The inventory expensed to cost of goods sold in the three months ended October 31, 2018, was $2,830,764 (October 31, 2017 – $1,040,099).

	July 31, 2018
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$2,115,464	$4,440,195	$6,555,659
Oils	2,280,780	881,432	3,162,212
Packaging and supplies	696,753	—	696,753

	$5,092,997	$5,321,627	$10,414,624

7. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	October 31, 2018	July 31, 2018
Carrying amount, beginning of period	$2,331,959	$1,504,186
Production costs capitalized	1,536,852	993,469
Net increase in fair value due to biological transformation less cost to sell	5,122,845	7,339,566
Transferred to inventory upon harvest	(6,350,848)	(7,505,262)

Carrying amount, end of period	$2,640,808	$2,331,959

As at October 31, 2018, the fair value of biological assets included $6,200 in seeds and $2,634,608 in cannabis plants ($6,200 in seeds and $2,325,759 in cannabis plants as at July 31, 2018). The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield by plant;

•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates (Note 2). As at October 31, 2018, it is expected that the Company’s biological assets will yield approximately 4,846,294 grams of cannabis (July 31, 2018 – 4,373,775 grams of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the stages within the harvest cycle.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the table below.

The following table summarizes the unobservable inputs for the period ended October 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Obtained through actual retail prices on a per strain basis.	$5.00 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $131,700 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	54–235 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $373,100 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 38% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $325,100 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $134,400 in valuation.

The following table summarizes the unobservable inputs for the period ended July 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Obtained through actual retail prices on a per strain basis.	$4.66 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $329,000 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	50–235 grams per plant.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 32% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $320,000 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

8. Property, Plant and Equipment

Cost	Balance at July 31, 2018	Additions	Adjustments	Balance at October 31, 2018
Land	$1,038,720	$—	$—	$1,038,720
Buildings	32,535,728	3,352,494	—	35,888,222
Leasehold Improvements	205,456	221,251	—	426,707
Furniture and equipment	1,660,688	581,049	—	2,241,737
Cultivation and production equipment	4,031,629	1,596,017	—	5,627,646
Vehicles	151,251	31,082	—	182,333
Computers	658,802	146,361	—	805,163
Construction in progress	15,432,973	25,945,046	—	41,378,019

	$55,715,247	$31,873,300	$—	$87,588,547

Accumulated amortization	Balance at July 31, 2018	Amortization	Adjustments	Balance at October 31, 2018
Land	$—	$—	$—	$—
Buildings	533,180	462,165	—	995,345
Leasehold Improvements	8,313	32,905	—	41,218
Furniture and equipment	527,556	101,214	—	628,770
Cultivation and production equipment	68,759	272,126	—	340,885
Vehicles	55,792	8,340	—	64,132
Computers	188,596	63,201	—	251,797

	$1,382,196	$939,951	$—	$2,322,147

Net carrying value	$54,333,051			$85,266,400

As at October 31, 2018, there was $6,165,719 (July 31, 2018 – $3,920,069) of property, plant and equipment in accounts payable and accrued liabilities. During the three months ended October 31, 2018, the Company capitalized $366,553 of amortization to inventory. During the three months ended October 31, 2018, the Company capitalized borrowing costs to buildings in the amount of $Nil (July 31, 2018 – $993,611).

Adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. Adjustments as well, consist of re-classifications.

Cost	Balance at July 31, 2017	Additions	Adjustments	Balance at July 31, 2018
Land	$358,405	$680,315	$—	$1,038,720
Buildings	3,744,759	3,930,217	24,860,752	32,535,728
Leasehold Improvements	—	205,456	—	205,456
Furniture and equipment	900,395	1,232,613	(472,320)	1,660,688
Cultivation and production equipment	379,992	3,165,199	486,438	4,031,629
Vehicles	113,926	32,900	4,425	151,251
Computers	233,685	425,117	—	658,802
Construction in progress	605,015	39,707,253	(24,879,295)	15,432,973

	$6,336,177	$49,379,070	$—	$55,715,247

Accumulated amortization	Balance at July 31, 2017	Amortization	Adjustments	Balance at July 31, 2018
Land	$—	$—	$—	$—
Buildings	194,187	338,993	—	533,180
Leasehold Improvements	—	8,313	—	8,313
Furniture and equipment	165,086	195,086	167,384	527,556
Cultivation and production equipment	23,068	213,075	(167,384)	68,759
Vehicles	25,589	30,203	—	55,792
Computers	78,552	110,044	—	188,596

	$486,482	$895,714	$—	$1,382,196

Net carrying value	$5,849,695			$54,333,051

9. Intangible Assets and Other Longer Term Assets

Cost	Balance at July 31, 2018	Additions	Adjustments	Balance at October 31, 2018
ACMPR License	$2,544,696	$—	$—	$2,544,696
Software	1,800,139	567,414	—	2,367,553
Domain names	585,283	—	—	585,283
Patents	—	177,892	—	177,892
Investments held at cost	100,000	—	—	100,000
Capitalized transaction costs	211,826	—	(211,826)	—

	$5,241,944	$745,306	$(211,826)	$5,775,424

Accumulated amortization	Balance at July 31, 2018	Amortization	Adjustments	Balance at October 31, 2018
ACMPR License	$403,090	$31,629	$—	$434,719
Software	784,572	105,714	—	890,286
Domain name	9,755	12,193	—	21,948

	$1,197,417	$149,536	$—	$1,346,953

Net carrying value	$4,044,527			$4,428,471

Software includes $690,350 and $392,456 relating to an enterprise resource planning software and an online sales platform, respectively (October 31, 2017—$180,186 and $Nil, respectively). Both assets are not yet available for use. Accordingly, no amortization has been taken during the three months ended October 31, 2018. As at October 31, 2018, there was $154,244 (July 31, 2018 – $265,757) of intangible assets in accounts payable and accrued liabilities. The adjustment represents capitalized transaction costs being allocated to the joint venture Truss (Note 17).

Cost	Balance at July 31, 2017	Additions	Disposals/ adjustments	Balance at July 31, 2018
ACMPR License	$2,544,696	$—	$—	$2,544,696
Software	651,247	1,148,892	—	1,800,139
Domain names	—	585,283	—	585,283
Investments held at cost	—	100,000	—	100,000
Capitalized transaction costs	—	211,826	—	211,826

	$3,195,943	$2,046,001	$—	$5,241,944

Accumulated amortization	Balance at July 31, 2017	Amortization	Disposals/ adjustments	Balance at July 31, 2018
ACMPR License	$276,909	$126,181	$—	$403,090
Software	155,270	629,302	—	784,572
Domain name	—	9,755	—	9,755

	$432,179	$765,238	$—	$1,197,417

Net carrying value	$2,763,764			$4,044,527

During the fiscal year ended July 31, 2018, the Company conducted a review of its intangible assets, which resulted in changes in the expected usage of its software. Certain assets, which management previously intended to use for 5 years from the date of purchase were replaced during the fiscal year as well as September 2018. As a result, the expected useful lives of these assets decreased. The effect of these changes on actual and expected depreciation expense, in current and future years respectively is as follows.

	2019	2020	2021	2022	Later
(Decrease) increase in amortization expense	$(87,478)	$(119,136)	$(99,874)	$(2,765)	$	Nil

10. Convertible Debentures

	2017 unsecured convertible debentures 8%	2018 unsecured convertible debentures 7%	Total
Balance at July 31, 2017	20,638,930	—	20,638,930
Gross proceeds	—	69,000,000	69,000,000
Issuance costs	—	(4,791,642)	(4,791,642)
Warrants, net of issuance costs	—	(3,284,648)	(3,284,648)
Conversion feature, net of issuance costs	—	(6,777,317)	(6,777,317)
Accretion	814,304	553,710	1,368,014
Conversion of debenture	(21,453,234)	(54,700,103)	(76,153,337)

Balance at July 31, 2018	—	—	—

2017 Secured Convertible Debentures

During the three months ended October 31, 2018, 399,958, warrants were exercised for total proceeds of $392,331 (US$303,554, based on an exercise price of US$0.76). On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $2,661,278 (US$2,048,536); using the following variables:

•	stock price of various;

•	expected life of 12 months;

•	$Nil dividends;

•	60% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 0.75%;

•	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $3,064,051.

The remaining warrant liability was revalued on October 31, 2018 using the Black-Scholes-Merton option pricing model. The warrant liability was revalued to $2,805,221 (US$2,134,546); with a stock price of US$4.49; expected life of 12 months; $Nil dividends; 60% volatility based upon comparative market indicators and historical data; risk free interest rate of 0.75%; and USD/CAD exchange rate of 1.3142. The (loss)/gain on the revaluation of the warrant liability for the three months ended October 31, 2018 was $2,336,730 (October 31, 2017 – $1,282,436), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

The following table summarizes warrant liability activity during the three months ended October 31, 2018 and fiscal year ended July 31, 2018.

	October 31, 2018	July 31, 2018
Opening balance	$3,129,769	$1,355,587
Granted	—	—
Expired	—	—
Exercised	(2,661,278)	(3,317,278)
Revaluation due to foreign exchange	2,336,730	5,091,460

Closing balance	$2,805,221	$3,129,769

2017 Unsecured Convertible Debentures 8%

Pursuant to the conversion of the 8.0% Debentures, holders of the 8.0% Debentures received 625 Common Shares for each $1,000 principal amount of 8.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 8.0% Debentures for the period from issuance on July 18, 2017 to but excluding the conversion date was $36.00 and 8.0% Debenture holders received an additional 22.5 Common Shares for each $1,000 principal amount of 8.0% Debentures held on account of accrued and unpaid interest, for a total of 647.5 Common Shares for each $1,000 principal amount of 8.0% Debentures held at the conversion date. Accordingly, at the date of conversion the carrying value of the debentures of $21,453,234, interest payable paid through shares of $266,219 and the conversion feature of $1,742,779 resulted in the cumulative increase to share capital of $23,462,232.

Interest expensed to the statement of loss and comprehensive loss was $Nil and interest capitalized to property, plant, and equipment was $Nil for the three months ended October 31, 2018 (October 31, 2017 – $502,000 and $563,349 respectively). Accretion for the three months ended October 31, 2018 was $Nil (October 31, 2017 – $493,982 ).

2018 Unsecured Convertible Debentures 7%

On November 24, 2017, the Company issued $69,000,000 principal amount of unsecured debentures through a brokered private placement. The debentures bear interest at 7% per annum and mature on November 24, 2020. Interest will be accrued and paid semi-annually in arrears. The debentures were convertible into common shares of the Company at $2.20 at the option of the holder. The Company may force the conversion of the debentures on 30 days prior written notice should the daily weighted average trading price of the common shares of the Company be greater than $3.15 for any 10 consecutive trading days. The debenture holders received 15,663,000 warrants, 227 for every $1,000 unit. The warrants have a two-year term, expiring November 24, 2019, and have an exercise price of $3.00. The Company has the right to accelerate the expiry of the warrants should the closing trading price of the common shares of the Company be greater than $4.50 for any 10 consecutive trading days.

On initial recognition, the residual method was used to allocate the fair value of the warrants and conversion option. The fair value of the liability component was calculated as $58,187,146 using a discount rate of 14%. The residual proceeds of $10,812,854 were allocated between the warrants and conversion option on a pro-rata basis relative to their fair values. The fair values of the warrants and conversion option were determined using the Black-Scholes-Merton option pricing model.

The warrants were valued with a fair value $8,647,797 using the following assumptions:

•	stock price of $2.62;

•	expected life of one year;

•	$Nil dividends; 65% volatility;

•	risk free interest rate of 1.25%.

The conversion option was valued with a fair value of $17,843,269 using the following assumptions:

•	stock price of $2.62;

•	expected life of three months;

•	$Nil dividends; 65% volatility;

•	risk free interest rate of 1.25%.

Based on the fair value of the warrants and conversion option, the residual proceeds of $10,812,854 were allocated as $3,529,770 to the warrants and $7,283,084 to the conversion option, less allocation of issuance costs.

In connection with the closing of the debentures, the Company paid a placement fee of $3,450,000 from the gross proceeds of the financing and incurred an additional $475,824 of issuance costs. The Company also issued broker warrants exercisable to acquire 1,568,181 common shares at an exercise price of $3.00 per share.

The broker warrants were attributed a fair value of $865,818 based on the Black-Scholes-Merton option pricing model with the following assumptions:

•	stock price of $2.62;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility;

•	risk free interest rate of 1.25%.

The total issuance costs amounted to $4,791,642 and were allocated on pro-rata basis as follows: Debt – $4,040,753, Conversion option – $505,767, and the Warrants – $245,122.

On December 15, 2017 the Company announced that it had elected to exercise its right to convert all of the outstanding principal amount of the Company’s 7.0% Debentures and unpaid accrued interest thereon into Common Shares. The Company became entitled to force the conversion of the 7.0% Debentures on December 13, 2017 on the basis that the VWAP of the Common Shares on the TSXV for 10 consecutive trading days was equal to or exceeded $3.15. For the 10 consecutive trading days preceding December 13, 2017, the VWAP of the Common Shares was $3.32. The Company provided the holders of the 7.0% Debentures with the required 30 days advance written notice of the conversion, and the effective date for the conversion was January 15, 2018.

Pursuant to the conversion of the 7.0% Debentures, holders of the 7.0% Debentures received 454.54 Common Shares for each $1,000 principal amount of 7.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 7.0% Debentures for the period from December 31, 2017 (the interest payment scheduled for December 31, 2017 was paid in cash) up to, but excluding the conversion date, was $2.92 and 7.0% Debenture holders received an additional 1.33 Common Shares for each $1,000 principal amount of 7.0% Debentures held on account of accrued and unpaid interest, for a total of 455.87 Common Shares for each $1,000 principal amount of 7.0% Debentures held. Accordingly, at the date of conversion the carrying value of the debentures of $54,700,103, interest payable paid through shares of $45,824 and the conversion feature of $6,809,418 resulted in the cumulative increase to share capital of $61,555,345.

Accretion for the three months ended October 31, 2018 was $Nil (October 31, 2017 – $Nil). During the three months ended October 31, 2018, the Company paid $Nil (October 31, 2017 – $Nil) of interest owing through shares, and $Nil (October 31, 2017 – $Nil) of interest owing in cash.

The unsecured convertible debentures balance net of interest payable was $Nil for the three months ended October 31, 2018 and $21,132,911 for the three months ended October 31, 2017.

11. Share Capital

(a) Authorized

An unlimited number of common shares

(b) Issued and Outstanding

During the first quarter of fiscal 2018, 481,896 warrants with exercise prices of $0.75 and US$0.70 were exercised for proceeds of $405,778, resulting in the issuance of 481,896 common shares.

During the second quarter of fiscal 2018, the Company issued 15,687,500 common shares from the conversion of the 8% unsecured convertible debentures and 166,387 common shares in lieu of accrued interest, as described Note 10 Convertible debentures.

On January 2, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date of the common share purchase warrants issued under the 8% convertible debentures. The Company became entitled to accelerate the expiry date of the warrants on December 27, 2017 on the basis that the closing trading price of the Common Shares on the TSXV exceeded $3.00 for 15 consecutive trading days. The expiry date for the warrants was accelerated from July 18, 2019 to February 1, 2018. During the second quarter of fiscal 2018, the Company issued 7,799,960 common shares related to the exercise of warrants associated with the 8% convertible debentures.

During the second quarter of fiscal 2018, the Company issued 31,363,252 common shares from the conversion of the 7% unsecured convertible debentures and 20,829 common shares in lieu of accrued interest, as described Note 10 Convertible debentures. The Company issued 2,922,393 common shares related to the exercise of warrants from the 7% unsecured convertible debentures.

During the second quarter of fiscal 2018, in addition to common shares issued related to the exercise of warrants associated with the convertible debentures, 5,025,627 warrants with exercise prices of $0.75 and US$0.70 were exercised, resulting in the issuance of 5,021,940 common shares. Total proceeds from the exercise of warrants were $30,936,897.

On January 30, 2018 the Company closed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149,500,000. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $5.60 per share for a period of two years. The fair value of the warrants at the date of grant was estimated at $0.56 per warrants based on the following weighted average assumptions:

•	stock price of $3.93;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.25%.

Total cash share issue costs amounted to $6,379,728 which consisted of underwriters’ commissions of $5,980,000, underwriters’ expenses of $10,000, underwriters’ legal fees of $96,522 and incurred $311,206 of additional cash issuance costs. In addition, the Company issued an aggregate of 1,495,000 compensation warrants to the underwriters at a fair value of $1,485,797. The compensation warrants have an exercise price of $4.00 and expire January 30, 2020. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions:

•	stock price of $3.93;

•	expected life of 1 year;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.25%.

The Company allocated $7,342,461 of the issuance costs to the common shares and $523,064 to the warrants.

During the third quarter of fiscal 2018, 2,474,813 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $4,422,747, resulting in the issuance of 2,474,813 common shares.

On May 24, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date governing the common share purchase warrants issued November 24, 2017. Pursuant to the terms of the warrant indenture the Company elected its right to accelerate the expiry date of the remaining 5,261,043 warrants from November 24, 2019 to June 25, 2018. As at the date of expiry all warrants were exercised. The accelerated expiry date also applied to the remaining 1,568,181 compensation warrants originally issued to certain investment banks on November 24, 2017. As at the date of expiry 1,505,453 compensation warrants were exercised and 62,728 warrants expired.

During the fourth quarter of fiscal 2018, 13,214,883 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $38,600,682, resulting in the issuance of 13,214,883 common shares.

On October 4, 2018 the Company closed its transaction with joint venture partner Molson Coors in which the Company granted 11,500,000 warrants at a price of $6.00 per warrant. Each warrant is exercisable into one common share at a price of $6.00 per share for a period of three years. The fair value of the warrants at the date of grant was estimated at $3.69 per warrants based on the following weighted average assumptions:

•	stock price of $8.45;

•	expected life of 1.5 years;

•	$Nil dividends;

•	65% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 0.75%.

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,588,503, resulting in the issuance of 3,137,746 common shares.

As at October 31, 2018, there were 197,388,591 common shares outstanding and 34,787,758 warrants outstanding.

The following is a summary of warrants on October 31, 2018.

	Number outstanding	Book value
Warrants issued with $0.75 Units
Exercise price of $0.83 expiring April 28, 2019	13,332	$2,383
Exercise price of $0.83 expiring May 19, 2019	19,332	3,456
Exercise price of $0.83 expiring June 2, 2019	333,330	59,598
Exercise price of $0.83 expiring June 8, 2019	1,333,332	261,999
Exercise price of $0.83 expiring June 23, 2019	66,672	11,921
Exercise price of $0.83 expiring June 28, 2019	266,670	47,680
Exercise price of $0.83 expiring July 21, 2019	66,672	11,921
Exercise price of $0.83 expiring August 18, 2019	66,672	11,921
Exercise price of $0.83 expiring August 31, 2019	39,600	7,194
2015 secured convertible debenture warrants
Exercise price of $0.75 expiring July 15, 2019	866,040	166,303
2016 unsecured convertible debenture warrants
Exercise price of $0.83 expiring July 18, 2019	75,000	11,285
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	18,541,000	9,965,705
Broker / Consultant warrants
Exercise price of $0.75 expiring November 9, 2019	41,598	15,091
Exercise price of USD$0.70 expiring November 14, 2019	526	130
Exercise price of $0.75 expiring November 3, 2021	244,284	108,935
Exercise price of $0.75 expiring March 14, 2022	144,282	100,474
Exercise price of $4.00 expiring January 30, 2020	598,000	555,609
Joint Venture MOLSON warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386,162

	34,216,342	53,727,767
2016 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	571,416	2,805,221

	34,787,758	$56,532,988

The following table summarizes warrant activity during the three months ended October 31, 2018 and fiscal year ended July 31, 2018.

	October 31, 2018		July 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	26,425,504	$4.35	20,994,123	$1.31
Expired during the period	—	—	(62,728)	3.00
Issued during the period	11,500,000	6.00	37,413,681	4.34
Exercised during the period	(3,137,746)	1.73	(31,919,572)	2.33

Outstanding, end of the period	34,787,758	$5.14	26,425,504	$4.35

Stock Option Plan

The Company has a share option plan (the “Plan”) that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. Unless otherwise determined by the Board, options issued under the Plan vest over a three-year period except for options granted to consultants or persons employed in investor relations activities (as defined in the policies of the TSX) which vest in stages over 12 months with no more than 1⁄4 of the options vesting in any three-month period. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 19,738,859 common shares as at October 31, 2018.

The following table summarizes the stock option grants during the three months ended October 31, 2018.

		Options granted
Grant date	Exercise price	Executive and directors	Non-executive employees	Vesting terms	Vesting period
September 8, 2017	$1.37	650,000	1,000	Terms A	10 years
November 6, 2017	$2.48	125,000	3,000	Terms A	10 years
December 4, 2017	$2.69	1,750,000	20,000	Terms B	10 years
January 29, 2018	$4.24	—	261,000	Terms A, C	10 years
March 12, 2018	$3.89	325,000	—	Terms A	10 years
April 16, 2018	$4.27	845,000	61,500	Terms A	10 years
June 8, 2018	$5.14	—	441,000	Terms A	10 years
July 11, 2018	$4.89	4,325,000	1,366,500	Terms A	10 years
September 17, 2018	$7.93	650,000	523,500	Terms A	10 years

Vesting terms A – One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

Vesting terms B – Half of the options will vest immediately, and the balance will vest annually over three years thereafter.

Vesting terms C – Based upon organizational milestones.

The following table summarizes stock option activity during the three months ended October 31, 2018 and the fiscal year July 31, 2018.

	October 31, 2018		July 31, 2018
	Options issued	Weighted average exercise price	Options issued	Weighted average exercise price
Opening balance	14,388,066	$1.05	5,748,169	$0.68
Granted	1,173,500	7.93	10,174,000	4.16
Expired	—	—	—	—
Forfeited	(169,996)	1.99	(626,830)	3.44
Exercised	(621,729)	0.58	(907,273)	0.65

Closing balance	14,769,841	$3.53	14,388,066	$1.05

The weighted average share price at the time of exercise during the period was $5.32 (July 31, 2018 – $4.31).

The following table summarizes information concerning stock options outstanding as at October 31, 2018.

Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average remaining contractual life (years)
$0.16	285,000	0.11	285,000	0.40
0.58	1,206,900	0.49	1,206,900	1.84
0.75	1,931,500	0.98	1,136,000	2.14
1.27	600,991	0.33	350,578	0.71
1.37	542,450	0.33	108,450	0.24
2.48	128,000	0.08	—	—
2.69	1,695,000	1.04	885,000	2.03
3.89	325,000	0.21	—	—
4.24	258,000	0.16	—	—
4.27	884,000	0.57	—	—
4.89	5,644,500	3.71	—	—
5.14	110,000	0.07	—	—
$7.93	1,158,500	0.78	—	—

	14,769,841		3,971,928

Stock-based Compensation

For the three months ended October 31, 2018, the Company recorded $4,799,912 (October 31, 2017 – $313,539) in stock-based compensation expense related to employee options, which are measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of stock-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	October 31, 2018	October 31, 2017
Exercise price	$0.75–$7.93	$0.16–$1.37
Risk-free interest rate	2.06%–2.42%	2.13%
Expected life of options (years)	7	7
Expected annualized volatility	65%–70%	65%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three-month period ended October 31, 2018, the Company allocated $110,609 (October 31, 2017 – $Nil) of stock-based compensation expenses to cost of sales based upon those expenses applicable to direct and indirect labour in the selling and production process.

12. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	October 31, 2018	October 31, 2017
2017 Unsecured convertible debentures	—	15,687,500
Options	14,754,841	6,399,169
Warrants issued with $0.75 units	2,205,612	4,911,186
2015 Secured convertible debentures warrants	866,040	2,210,358
2015 Unsecured convertible debenture amendment warrants	—	38,100
2016 Unsecured convertible debenture warrants	75,000	426,660
2016 Secured convertible debenture warrants	571,416	1,839,216
2017 8% Unsecured convertible debenture warrants	—	7,856,300
2018 Equity warrants	18,541,000	—
Joint venture issued warrants	11,500,000	—
Convertible debenture broker/finder warrants	1,028,690	3,230,407

	49,542,599	42,598,896

13. Convertible Debenture Receivable

On July 26, 2018, the Company lent $10,000,000 to an unrelated entity, Fire and Flower (“FF”) in the form of an unsecured and subordinated convertible debenture. The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2019 and includes the right to convert the debenture into common shares of FF at the lesser of $1.15 or 90% of the deemed price per common share upon maturity or a triggering event as defined within the agreement. The Company issued the debenture as a part of a strategic investment into the private retail cannabis market.

The option to settle the loan in common shares represents a call option to the Company and is included in the fair value of the loan. During the quarter the Company’s convertible debenture receivable increased by $3,433,798 (October 31, 2017 – $Nil) representing the change in fair value on the note.

As at October 31, 2018, the Company’s debenture receivable from FF accrued interest of $214,795 (October 31, 2017 – $Nil) and the convertible debenture receivable totalled $13,648,593 (July 31, 2018 – $10,000,000).

The fair value of the note at the reporting date was estimated using the Black-Scholes Merton model and based on the following assumptions:

•	exercise price of $1.15;

•	expected life of 2 months;

•	$Nil dividends;

•	70% volatility;

•	risk free interest rate of 0.75%.

14. Segmented Information

The Company operates in one operating segment.

All property, plant and equipment and intangible assets are located in Canada.

15. Financial Instruments

Interest Risk

The Company’s exposure to interest rate risk only relates to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2018, the Company had short term investments of $148,608,728.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at October 31, 2018, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash and cash equivalents are held by one of the largest cooperative financial groups in Canada. The short-term investments are held in various guaranteed investment certificates, term deposits, and fixed income securities. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with the crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit risk from the convertible debenture receivable and promissory note receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables, convertible note receivable and promissory note receivable represents the maximum exposure to credit risk and as at October 31, 2018; this amounted to $217,844,608.

The following table summarizes the Company’s aging of receivables as at October 31, 2018 and July 31, 2018:

	October 31, 2018		July 31, 2018
	$		$
0–30 days		6,196,932		262,448
31–60 days		180,175		187,446
61–90 days		200,252		90,656
Over 90 days		398,215		103,046

Total		6,975,573		643,596

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 78% (October 31, 2017 – Nil%) of total sales in the three months ended October 31, 2018.

The Company holds trade receivables from three crown corporations representing 84% of total trade receivables as of October 31, 2018 (October 31, 2017 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2018, the Company had $171,886,740 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities with a carrying amount and contractual cash flows amounting to $14,632,644 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

16. Operating Expenses by Nature

	October 31, 2018	October 31, 2017
Marketing and promotion	$9,588,928	$286,226
Stock based compensation	4,689,303	313,539
Salaries and benefits	3,245,524	1,158,663
Consulting	1,437,951	181,611
Facilities	922,755	155,196
Professional fees	825,069	136,604
Amortization of property, plant and equipment	573,398	124,112
Travel	328,962	107,529
General and administrative	273,379	318,084
Amortization of intangible assets	149,536	62,810

Total	$22,034,805	$2,844,374

The following table summarizes the nature of stock based compensation in the period:

October 31, 2018
General and administrative related stock based compensation	$4,458,651
Marketing and promotion related stock based compensation	230,652

Total operating expense related stock based compensation	4,689,303
Stock based compensation allocated to cost of sales	110,609

Total stock based compensation	$4,799,912

17. Investment in Joint Ventures

Molson Coors Canada Joint Venture – Truss

	October 31, 2018	July 31, 2018
Opening Balance	$—	$—
Cash consideration of investment	6,375,425	—
Fair value of warrant consideration	42,386,162
Capitalized transaction costs	659,344	—
Share of net loss	(161,104)	—

Ending Balance	$49,259,827	$—

On October 4, 2018, the formation of the joint venture Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and is currently operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5%. In connection with the transaction HEXO has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386,162 of warrant consideration (see Note 11 for fair value inputs and assumptions).

Transaction costs of $659,344 in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the three months quarter ended October 31, 2018, the Company’s share in the net loss of Truss was $161,104 (July 31, 2018 – $Nil).

Belleville Complex Inc Joint Venture

During the period ended October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party holding the remaining 75% in BCI. The joint venture purchased an initially configured 2 million sq. ft. facility through a $20,279,188 loan issued by the Company on September 7, 2018, repayable within 120 days, bearing an annual 4% interest rate, which interest is payable monthly. The loan is secured by the first mortgage over the building. As a part of the agreement, the Company will be the anchor tenant for a period of 20 years. Consideration for the 25% interest on the joint venture is deemed $Nil. The Company accrued interest of $54,514 on the note for a total receivable of $20,333,702.

18. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 8.57% of the outstanding shares of the Company as at October 31, 2018 (October 31, 2017 – 22.40%).

Compensation provided to key management during the period was as follows:

	October 31, 2018	October 31, 2017
Salary and/or consulting fees	$668,733	$383,891
Bonus compensation	214,438	—
Stock-based compensation	3,288,985	261,209

	$4,172,156	$645,100

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain directors and executives of the Company a total of 4,325,000 stock options with an exercise price of $4.89.

On April 16, 2018, the Company granted certain directors and executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain directors and executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives of the Company a total of 1,750,000 stock options with an exercise price of $2.69, of which half of the options will vest immediately, and the balance will vest annually over three years thereafter.

On November 6, 2017, the Company granted certain directors of the Company a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,272,188 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and matures in January 2019. The loan bears annual interest of 4% which is repayable monthly.

19. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at October 31, 2018 total managed capital was comprised of shareholders’ equity of $365,867,918 (July 31, 2018 – $322,872,875). There were no changes in the Company’s approach to capital management during the period.

20. Commitments and Contingencies

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2019	$64,136,910
2020	4,077,506
2021	4,038,172
2022	3,978,223
2023	3,177,654
Thereafter	50,051,833

$129,460,298

Inclusive of the commitments balance is $64,926,107 related to the Belleville Complex Inc 20-year anchor tenant agreement ending September 7, 2038. See note 17.

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,117,000 subject to certain operational requirements. The letter of credit has a one year expiry from the date of issue. The credit facility is secured by a guaranteed investment certificate (“GIC”). As at October 31, 2018, the letter of credit has not been drawn upon (July 31, 2018 – $Nil) and is in compliance with the specified requirements.

Surety Bond

On June 28, 2018, the Company entered into an indemnity agreement to obtain a commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $2,000,000. The bond bears a premium at 0.1% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada.

21. Fair Value of Financial Instruments

The carrying values of the financial instruments as at October 31, 2018 are summarized in the following table:

	Amortized costs		Financial assets designated as FVTPL		Financial liabilities designated as FVTPL		Total
Assets	$		$		$		$
Cash and cash equivalents		—		23,278,012		—		23,278,012
Restricted cash		—		5,000,000		—		5,000,000
Short-term investments		—		148,608,728		—		148,608,728
Trade receivables		6,975,573		—		—		6,975,573
Convertible debenture receivable		—		13,648,593		—		13,648,593
Promissory note receivable		20,333,702		—		—		20,333,702

Liabilities	$		$		$		$
Accounts payable and accrued liabilities		14,632,644		—		—		14,632,644
Warrant liability		—		—		2,805,221		2,805,221

The carrying values of trade receivables and accounts payable and accrued liabilities approximate their fair values due to their relatively short periods to maturity.

22. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the three months period ended the Company realized net revenues of $47,370 (October 31, 2017 – $Nil) related to management fees.

23. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the current presentation, none of which were material.

24. Subsequent Events

Filing of Final Base Shelf Prospectus

On November 21, 2018, the Company announcing the filing of the final short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada. The shelf prospectus is valid for a 25-month period, during which HEXO may make offerings of up to $800 million of common shares, warrants, subscription receipts and units or a combination of thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering. The specific terms of any future offering will be established in a prospectus supplement to the shelf prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities may be used by HEXO for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness from time to time, capital projects and potential future acquisitions, including in relation to international expansion.